July 31, 2024

Re:	Luda Technology Group Limited
Amendment No. 1 to
Registration Statement on Form F-1
Submitted June 7, 2024
File No. 333-277647

Mr. Alex King

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of Luda Technology Group Limited (the “Company”), we have set forth below response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 22, 2024 with respect to the Registration Statement on Form F-1, File No. 333-277647 (“F-1”), submitted on June 7, 2024 and correspondence letter submitted on July 9, 2024, by the Company, respectively. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments

Correspondence filed July 9, 2024

General

1.	We note your response and reissue our prior comment in full.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on cover page, page 4, 6, 18, 19 and 20 in the Revised F-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick